For the fiscal year ended September 30, 2002
File number 811-3084
Prudential Small Company Fund, Inc.


Sub-Item 77J

Reclassification of Capital Accounts

	Distributions to shareholders, which are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principals, are recorded on the ex-dividend date.
In order to present undistributed net investment income and accumulated net losses on the Statement of Assets and Liabilities that more closely represent their tax character, certain adjustments have been made to paid-in capital, undistributed net investment income and accumulated net realized loss on investments. For the year ended September 30, 2002, the adjustments were to increase undistributed net investment and decrease paid-in capital by $3,878,861 due to a net operating loss. Net investment income, net realized losses and net assets were not affected by this change.